Exhibit 99.1

IAMGOLD's Pre-Feasibility Study for Côté Gold Project Demonstrates Low Operating Costs and Attractive Returns

All amounts are in US dollars, unless otherwise indicated.

TORONTO, June 5, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced positive results from a Prefeasibility Study ("PFS") for its Côté Gold Project (Project) in Northern Ontario. The results, which outline an economically viable project and confirm the development concept previously set out in the Preliminary Economic Assessment, clear the way for the Company to initiate a feasibility study and to support the permitting process. Coinciding with this news release the Company also announced a partnership with Sumitomo Metal Mining in which they will acquire a 30% participating interest in the Côté Gold Project.

PROJECT HIGHLIGHTS

•	Proven and Probable Reserves of 5.9 million ounces
•	Mine Life of 17 years with mill throughput of 32,000 tpd
•	Life of Mine (LOM) average annual production of 320,000 oz
•	Average grade 0.94 g/t Au
•	LOM cash costs of $605/oz and all-in sustaining costs of $689/oz
•	At $1,250/oz gold price, after-tax Net Asset Value of $703M (5% discount rate)
•	After-tax Internal Rate of Return of 14%, with payback period of 4.5 years
•	Initial capital expenditures of $1,047M

Steve Letwin, President and CEO of IAMGOLD, said "The robust project economics generated from the PFS further validates our view that Côté Gold is an exceptional organic growth project, particularly when our industry faces a shortage of undeveloped gold deposits in attractive mining jurisdictions with surrounding infrastructure. This is a project with low operating costs and an attractive rate of return, that's expected to deliver 320,000 ounces a year for 17 years. The conversion of nearly six million ounces from resources to reserves on a project basis and over 3.8 million ounces attributable to IAMGOLD, representing an overall increase in our attributable consolidated reserves by 49%1, stands out in an industry challenged with reserve replacement.  Additionally, Côté has significant exploration upside potential with more than 500-square kilometres of exploration rights-held property surrounding the deposit. We are looking forward to working with Sumitomo to advance the Côté Gold Project towards development."

The PFS was completed jointly by IAMGOLD, Amec Foster Wheeler (Amec), and Roscoe Postle Associates Inc. (RPA), with inputs from technical studies completed by other consultants. The PFS represents a comprehensive study of the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method is established and an effective method of mineral processing is determined.

IAMGOLD is using the PFS to identify the preferred development option, to demonstrate economic viability of the Project, to support Mineral Reserve disclosure, and to identify additional work recommended to support the completion of a feasibility study. We expect the feasibility study to be completed in the second half of 2018.

A technical report summarizing the PFS will be filed on SEDAR within 45 days of the date of this news release.

1 Based on IAMGOLD's 2016 year-end reserves of 7.8 million ounces and the Company's attributed reserves of 3.8 million ounces from the Côté Gold Project (based on IAMGOLD's 64.75% [70% x 92.5%] working interest in the Côté Gold Project).

PFS HIGHLIGHTS

Project Economics and Key Parameters

Mining Capacity	60 Mtpa
Milling Capacity	32,000 t/d
LOM Average Annual Gold Production	320,000 oz.
LOM Average Recovery Rate	91.8%
Mine Life	17 years
LOM Average Total Cash Costs	$605/oz
LOM Average AISC	$689/oz
Average Grade	0.94 g/t Au
Average LOM Strip Ratio	2.85:1
Estimated Capital Expenditure (millions)
Initial Capital*	$1,047
Sustaining Capital	$418
Closure Costs	$40
Gold Price Assumption used in financial analysis	$1,250/oz
Pre-tax NAV (5%) (millions)	$1,063
Pre-Tax IRR	16.7%
After-tax NAV (5%) (millions)	$703
After-tax IRR	14.0%
Payback Period	4.5 years

*excludes deferred initial capital attributable to equipment leasing of $116M, net of down payments and leasing payments.
USD Currency used with exchange rate of: CAD$ = US$0.7692

MINERAL RESOURCES

The RPA Mineral Resource estimate used as the basis for the study is summarized below.

Mineral Resource Statement - May 26, 2017
Classification	Cut-off Grade (g/t Au)	Tonnes (000)	Grade (g/t Au)	Contained Ounces (000)
Indicated	0.30	281,171	0.89	8,037
Inferred	0.30	76,471	0.50	1,231

Notes:
1.	CIM Definition Standards were followed for classification of Mineral Resources.
2.	Mineral Resources are reported at a cut-off grade of 0.30 g/t Au.
3.	Mineral Resources are estimated using long-term gold price of $1,500 per ounce, and a US$/C$ exchange rate of 1:1.25.
4.	Bulk density varies from 2.69 t/m3 for tonalite to 2.75 t/m3 for diorite, and 2.93 t/m3 for diabase.

 MINERAL RESERVES

The tonnes, grades, and classification of the Mineral Reserves captured within the PFS mine plan are summarized below.

Mineral Reserve Statement - May 26, 2017
Classification	Tonnes (000)	Grade (g/t Au)	Contained Ounces (000)
Proven	-	-	-
Probable	196,079	0.94	5,926
Proven & Probable	196,079	0.94	5,926
Waste within Designed Pit	559,155
Total Tonnage within Designed Pit	755,234

Notes:
1.	Reserves estimated assuming open pit mining methods
2.	Reserves are based on a gold price of $1200/oz
3.	Fixed process recovery of 92.5%
4.	Treatment and refining costs, including transport and selling cost, estimated to be $4.00/oz Au.
5.	Variable royalty percentages by zone: 0.75% for zone 1, 1.00% for zone 2, 0.00% for zone 3, 1.50% for zone 4, 0.75% for zone 5, 1.50% for zone 6, 0.75% for zone 7, and 0.75% for zone 8. Only zones 2, 3, 5 and 6 have Mineral Reserves.
6.	Processing costs: $8.77/t. Include process cost: $6.58/t, G&A: $1.45/t, Sustaining: $0.57/t, Closure: $0.18/t.
7.	Mining costs: $1.93/t incremented at $0.035/t/12 m below 388m elevation. Average mining cost: $2.39/t. Rehandling cost $0.84/t.

MINING AND PROCESSING

The PFS study identifies the preferred development option as being a conventional truck and shovel open pit mining operation and determined an effective method of mineral processing being a processing circuit incorporating primary crushing, secondary crushing, tertiary high pressure grinding roll crushing, ball milling, gravity concentration and cyanide leaching, followed by gold recovery using carbon-in-pulp, stripping and electrowinning. The crushing-grinding circuit being utilized is more energy efficient than a standard SAG or a pre-crush circuit and uses less crushing and grinding media.  A thickened tailings management facility is demonstrated and the mine site would be powered by a 44 km tap line connection to Hydro One's Shining Tree Substation. Key parameters that provide the basis for the PFS and other qualifications and assumptions are provided below:

Parameter	Value
Maximum Mining Capacity	60 Mtpa
Stockpile Capacity	25 Mt
Processing Rate	32 Ktpd (11.7 Mtpa)
Metallurgical Recoveries	91.8%

Open pit mining includes 40 Mt extracted during the two year pre-production period followed by 16 years of production mining.  Stockpile reclaim extends the operation into Year 17. The amount of rehandled mill feed over the life of the operation is 42 Mt.  The average grade scheduled is 0.94 g/t Au and the LOM stripping ratio is 2.85:1.

Unit Production Costs

Life of mine total cash costs are estimated at $605/oz of gold produced and all-in sustaining costs at $689/oz of gold sold.

Capital Costs

Initial Capital costs are estimated at $1,047 million, life-of-mine Sustaining Capital costs are estimated at  $418 million, and Closure costs are estimated at $40 million, with details below. Costs assume leasing of the mine production fleet and some other major equipment components.

Capital Cost Estimate Summary
Initial Capital	$M
Mine Site Prep and Infrastructure	29
Mine Equipment	59
Electrical & Communications	31
Infrastructure	104
Process Plant	252
Tailings Management Facility Equipment	24
Tailings & Water Management	47
Offsite Facilities	25
Owner's Cost	27
Indirects	198
Contingency (20%)	170
Mining Pre-production	80
1,047

Sustaining Capital
Mining	74
Mine General Site Works	11
Tailings & Water Management	150
Tailings Indirects	10
Capital Leases*	155
Contingency	19
418

Closure Costs	40

* total cost of capital leases (initial + sustaining) including financing costs, excluding down payments.

Operating Costs

Average operating costs per tonne processed are as follows:

Average Operating Costs ($/tonne milled)
Mining	7.91
Processing	6.10
G&A	1.42
Total	15.43

Future Work

The PFS recommended the completion of a feasibility study to validate and detail the elements of the development concept set out in the PFS, and which would include additional drilling, stripping, engineering studies and environmental studies, including hydrological, hydrogeological and geotechnical analyses. The recommended feasibility study is expected to be completed in the second half of 2018. In addition, we continue to conduct exploration activities within our more than 500-square-kilometre property surrounding the Côté Gold deposit, the objective being to develop and assess targets that could further maximize our flexibility with respect to future development decisions.

Qualified Persons

The 2017 Côté Gold PFS was prepared by Amec Foster Wheeler and incorporates the work of IAMGOLD and RPA Qualified Persons (QPs) (as defined under National Instrument 43-101). Amec Foster Wheeler and RPA Qualified Persons are independent of IAMGOLD and have reviewed and approved this news release.  IAMGOLD Qualified Persons are not independent of IAMGOLD and have reviewed and approved this news release. The affiliation and areas of responsibility for each Qualified Person involved in preparing the 2017 Côté Gold PFS, upon which the technical report will be based, are:

Amec Foster Wheeler QPs

•	B. Wang, Ph.D., P. Eng., Design of surface watercourse realignments, tailings management facility, mine rock areas and seepage collection ponds
•	A. Peralta, P. Eng., Mine design, capital and operating costs, reserve estimate
•	I. A. Lipiec, P. Eng., Process design, capital and operating costs
•	P. Baluch, P. Eng., Project infrastructure
•	D. Dyck, P.Eng., Environmental studies, permitting and social or community impact
•	D. Smiley, P. Eng., Economic analysis
•	J. Padilla, P. Eng., Project infrastructure, electrical power supply/distribution

RPA QPs

•	T. Ciuculescu, M.Sc., P.Geo. and L. Evans, M.Sc., P.Eng., Drilling, sample preparation and analysis and security, data verification, and mineral resource estimate

IAMGOLD QPs

•	A. Smith, M.Sc., P. Geo., Exploration, geological setting, and deposit
•	M-F. Bugnon, M.Sc., P.Geo., Property description, location, accessibility, climate, infrastructure, physiography and history

Other scientific and technical information in this news release has been reviewed and approved by Geoffrey Chinn M.Sc.(A)., P.Geo., IAMGOLD, Project Manager, a Qualified Person under the terms of National Instrument 43-101. Mr. Chinn has verified the technical data disclosed in this news release.

Data Verification

IAMGOLD technicians and geologists on site follow a sample preparation protocol to ensure quality control before sending samples to the assay laboratory. Most of the drill holes are sampled at one-metre intervals and consist of one-half the drill core.  Sample intervals are tagged by the geologist. All sample intervals are logged with a unique number in a sample book by the geologist. The borehole number and sample interval are transferred to one of the tags and recorded in the logs. One tag is placed in a plastic sample bag with the sample and the second is stapled in the core box beneath the remaining representative half core sample. During this procedure, the location for the insertion of certified reference material and blanks into the sample sequence is noted. Core is sawed by geotechnicians following the orientation line drawn by the geologist. The entire length of a drill hole is sampled, except, diabase dykes that occur within the sequence are not sampled, aside for two one-metre shoulder samples at the upper and lower contacts. The remaining half of the core is stored in racks at the core farm facilities located on site.

For quality assurance/quality control (QA/QC) purposes, IAMGOLD inserts control samples after every twelfth sample interval. The control samples consist either of a certified reference material (CRM) or a blank sample. IAMGOLD inserts control samples as a standard procedure. The primary laboratory sets aside the pulp from one out of every 10 samples to be sent to a second laboratory as a check assay. Between 2012 and 2014, check assays were completed at ActLabs, Ancaster, Ontario. During the 2015 drilling campaign, check assays on pulps were completed by ALS Minerals, Val d'Or, Quebec. All of the samples were analyzed using the FA-AA method. Samples that assayed above the maximum limit using FA-AA were re-analyzed with the FA-Gravimetric method.

Mr. Alan Smith, P.Geo., District Manager Exploration for IAMGOLD, has made site visits to the Côté Gold Project and surrounding exploration projects between February 2013 and June 2017, the most recent site visit being May 29 to June 02, 2017, where the following areas were visited / inspected:

•	a review of current regional exploration programs and results; and
•	an inspection of the core farm, core shack, and specific outcrops of the Côté Gold Project.

Ms. Marie-France Bugnon, P.Geo., General Manager Exploration for IAMGOLD, has made site visits, exploration reviews and legal and claims updates to the Côté Gold Project between June 2012 and May 2017, the most recent site visit being on May18-19, 2017, where the following activities were reviewed and inspected:

•	2017 winter diamond drilling program results and observations for the King Errington and Weeduck Lake area of the Chester property, and the Monella Point target area of the TAAC West property;
•	Participation in a site visit with RPA geologists; and
•	Status on legal and assessment work requirements for the maintenance of the Côté Gold district exploration properties portfolio and updates.

Mr. Luke Evans, M.Sc., P.Eng., RPA Principal Geologist and Executive Vice President, Geology and Resource Estimation and Mr. Tudorel Ciuculescu, M.Sc., P.Geo., RPA Senior Geologist, visited the Côté Gold site on May 18-19, 2017, where the following activities were reviewed and inspected:

•	Used a handheld GPS to confirm the location of a small number of drill hole collars;
•	Reviewed core samples from several drill holes and compared them against the geology and assay tables; and,
•	Reviewed geology of stripped outcrops within the conceptual pit boundary.

RPA also carried out site visits on various occasions since 2007. It is the RPA QP's opinion that:

•	The sample preparation, security, and analytical procedures are adequate to support a Mineral Resource estimate on the Côté Gold deposit, and
•	The logging, sampling procedures, and data entries were completed to industry standards. It is the QP's opinion that the database is adequate to support a Mineral Resource estimate on the Côté Gold deposit.

Mr. Tony Lipiec, P. Eng., has been involved in supervising the Côté Gold testwork since October 2016 and has visited the laboratories performing the work.  He visited the facilities at the University of British Columbia in Vancouver, Canada on January 16, 2017.  He also visited and reviewed work performed at COREM in Quebec City, Canada on March 9-10, 2017.

Dr. Bing Wang, P. Eng., visited the Côté Gold Project site on several occasions: May 16, October 4 and 31 to November 4, 2016 and April 13-14, 2017. The following areas were inspected:

•	Property mineral lease boundaries;
•	Topography and geographical features – lakes, rivers, protected areas, etc.;
•	Prior mine excavations, select bedrock outcrop locations, depth of overburden;
•	Exploration drill sites and representative drill cores, potential for Acid Rock Drainage (ARD); and,
•	Proposed location of open-pit, mine rock area, mill feed stockpile, topsoil/overburden storage, tailings management facility, property access, mine facilities, utility corridors, water management structures.

Mr. Paul Baluch, P.Eng., visited the Côté Gold Project site on two occasions: October 4, 2016, and April 13-14, 2017.  The following areas were inspected:

•	Existing project infrastructure such as the:
•	Access roads
•	Core shack area
•	Mesomikenda camp
•	Chester 1 site including the nearby Trelawney Aggregate Pit #1
•	Powerline corridor including Shining Tree substation area
•	Areas of the proposed project infrastructure such as the:
•	Permanent camp location
•	Emulsion plant location
•	Processing plant location including the truck shop and warehouse area, coarse ore stockpile and electrical substation area
•	Tailings management facility area
•	Topography and geographical features (water bodies, etc.)

Ms. Debbie Dyck, P. Eng., has been involved in the Côté Gold Project baseline studies and EA process since 2012, and last visited the site on April 13-14, 2017.

CONFERENCE CALL

A conference call will be held on Tuesday, June 6, 2017 at 8:30 a.m. (Eastern Daylight Time) for a discussion with management regarding the IAMGOLD-Sumitomo transaction and highlights from the Côté Gold prefeasibility study. A webcast of the conference call will also be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1490#.

Forward-Looking Information

All Mineral Reserve and Mineral Resources estimates reported by the Company were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards (May 10, 2014). These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to:

(i)	the estimated amount and grade of Mineral Resources and Mineral Reserves;
(ii)	the PFS representing a viable development option for the Project;
(iii)	estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods;
(iv)	the estimated amount of future production, both produced and metal recovered; and,
(v)	estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on IAMGOLD's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include:

(i)	the presence of and continuity of metals at the Côté Gold Project at estimated grades;
(ii)	the geotechnical and metallurgical characteristics of rock conforming to sampled results; including the quantities of water and the quality of the water that must be diverted or treated during mining operations;
(iii)	the capacities and durability of various machinery and equipment;
(iv)	the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times;
(v)	currency exchange rates;
(vi)	metals sales prices and exchange rate assumed;
(vii)	appropriate discount rates applied to the cash flows in the economic analysis;
(viii)	tax rates and royalty rates applicable to the proposed mining operation;
(ix)	the availability of acceptable financing under assumed structure and costs;
*	anticipated mining losses and dilution;
(xi)	metallurgical performance;
(xii)	reasonable contingency requirements;
(xiii)	success in realizing proposed operations;
(xiv)	receipt of permits and other regulatory approvals on acceptable terms; and
(xv)	the fulfillment of environmental assessment commitments and arrangements with local communities.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals; delays in stakeholder negotiations; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which IAMGOLD operates; operational and infrastructure risks and the additional risks described in IAMGOLD's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com ) for the year ended December 31, 2016 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at https://www.sec.gov/edgar/searchedgar/companysearch.html. IAMGOLD cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to IAMGOLD, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. IAMGOLD does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by IAMGOLD or on our behalf, except as required by law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

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For further information: Ken Chernin, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (416) 388-6883; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 967-9942, Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 22:00e 05-JUN-17